Canoo Inc.

19951 Mariner Avenue

Torrance, California 90503

July 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Erin Donahue and Erin Purnell

Re:	Canoo Inc.

Registration Statement on Form S-3
Filed on June 21, 2024
File No. 333-280390

Ladies and Gentlemen:

Canoo Inc. (the “Company”), hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated July 1, 2024 (the “Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company has today also filed an amended Registration Statement in response to the Staff’s comments. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

Registration Statement on Form S-3 filed June 21, 2024

Cover Page

1.     Please revise your disclosure throughout to clarify that YA II PN, LTD is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

The Company acknowledges the Staff’s comment and has revised the disclosure to identify YA II PN, LTD (“YA”) as a statutory underwriter throughout the Registration Statement.

2.     Please revise your disclosure to include the material terms of the pre-paid advance agreement, including but not limited to, whether the company or the selling shareholder makes the purchase decisions and if a refund of all or a portion of the $15,000,000 advance is possible. Your revisions and response should address why it is appropriate to register the shares for resale prior to the issuance of such shares. See Securities Act Sections Compliance and Disclosure Interpretations Questions 139.12 and 139.13.

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 10, 2024

The Company has revised its disclosure to describe the material terms of the pre-paid advance agreement. The Company respectfully advises the staff that it believes the pre-paid advance agreement is similar to the “equity line” financing arrangements described in Securities Act Sections Compliance and Disclosure Interpretations (“C&DI”) Questions 139.12 and 139.13 due to the market-based pricing component of the facility. Set forth below is the Company’s analysis regarding the propriety of registering the shares for resale in accordance with the four conditions enumerated in C&DI Question 139.13:

I.	The company and the investor have entered into a binding agreement with respect to the private equity line financing at the time the registration statement is filed.

The Company and YA executed the pre-paid advance agreement on June 13, 2024. The full amount of the facility, $15.0 million, was requested as an advance and funded substantially concurrently with the execution of the agreement. The Company and YA are bound by each of their respective obligations under the pre-paid advance agreement.

II.	The “resale” registration statement is on a form that the company is eligible to use for a primary offering.

The Company confirms that it satisfies all applicable requirements to register the shares on Form S-3, including the condition relating to the market value of common equity held by non-affiliates set forth in Instruction I.B.1 for primary offerings.

III.	There is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system, which is a registered broker-dealer and has an active Form ATS on file with the Commission.

The common stock of the Company is listed and trades on the Nasdaq Capital Market. The average daily trading volume of the Company’s common stock during the two calendar months preceding the filing of the Registration Statement was approximately 4.5 million shares.

IV.	The equity line investor is identified in the prospectus as an underwriter, as well as a selling shareholder.

The Company has identified YA as an underwriter and a selling shareholder in its disclosures throughout the Registration Statement.

Additionally, the Company has revised its disclosures in the Registration Statement to describe in further detail the investment terms listed in the Staff’s guidance in CD&I Question 139.13.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Kevin Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373.

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 10, 2024

[Signature Page Follows]

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 10, 2024

Sincerely,

CANOO INC.

/s/ Hector Ruiz
Name:	Hector Ruiz
Title:	General Counsel and Corporate Secretary

Via E-mail:

cc:	Kevin Frank

Kirkland & Ellis LLP